Exhibit 99.1

American International Ventures Announces Commencement of Core Drilling Program at the Bruner Property, Nevada.

EVERGREEN, CO, May 25, 2006 (MARKET WIRE) – American International Ventures Inc. (OTCBB:  AIVN) is pleased to announce that a program of diamond core drilling has begun at its Bruner Gold Property, Nye County, Nevada.  The present drilling program is being conducted by AIVN’s Joint Venture partner Cougar Gold LLC (a subsidiary of Electrum Resources, LLC).

Core drilling commenced on Thursday the 25th of May, under the direction of Cougar Chief Geologist Larry Buchanan and geologist Ken Brook.  Mr. Buchanan indicates that the drilling program will consist of not less than 12 to 15 drill holes to a nominal depth of 200 to 300 meters, for a minimum of approximately 2,400 meters of drilling.  Although prior drilling on the properties has indicated potential for possible low-grade disseminated gold resources, the objective of the current drilling program is to identify high grade zones contained within the known gold-bearing structures, and particularly at the intersections of these favorable structures.

The geological team at Cougar has studied extensively the zoning of gold within epithermal quartz vein systems such as those found at Bruner, and see a number of key similarities between the veins at Bruner, and the high grade gold veins of the Ken Snyder vein system at Midas, Nevada, now being mined by Newmont.  In 2005, Mr. Buchanan directed Ken Brook to conduct a detailed review of the Bruner mineral system.  Mr. Brook’s study revealed a number of similarities between Bruner and the Midas Gold mineral system at the Ken Snyder Mine.  Most importantly, Mr. Brook’s report documented the following:

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Ore Bodies – banded quartz veins occurring in elevation-related boiling zones.  At the Ken Snyder Mine, historic mine workings were at an elevation of 6,250 feet, and the main gold zone comprising well developed, banded quartz veins did not occur above an elevation of 5,700 feet.  It is expected that the favorable elevation at Bruner will be around the 6000’ level.  Generally the surface is around 6500’ to 6800’, and the target depth for drilling will be between the 6000’ and 5750’ level.

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Ore zone control – elevation-controlled boiling zones deposited banded, gold and silver quartz veins into open spaces along the fault zones and at fault zone intersections.

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Surface expression of the ore zone – at Ken Snyder, structurally controlled zones of erratic gold mineralization in silicified, iron oxide-stained breccias in rhyolite were found.  These breccias are well above the main gold deposition zone, and no banded quartz veins are found at the surface.  At one Bruner site, a 6-10 centimeter-wide, banded quartz vein was found which contained 111.0 grams/tonne, gold.  These assays have not been verified and do not imply any notion of commercial resources or reserves.  The results only indicate the presence of gold in unascertained amounts in the Bruner system.

The Bruner properties of AIVN consist of 28 patented claims totaling 560 acres, and 134 unpatented claims totaling approximately 2,680 acres, for a total land package of approximately 3,240 acres.  The property contains several inactive high-grade gold mines and prospects developed on gold-bearing quartz veins and breccia structures hosted in Tertiary age volcanic rocks.  Historical production from these mines is estimated at 55,600 ounces of gold from approximately 99,625 tons of ore, for an average recovered grade of approximately 0.56 oz gold/ton.

Cougar’s parent entity, Electrum Resources LLC, entered into a Joint Venture with AIVN on the Bruner Project in September of 2005, and is committed to spend at least $250,000 in the first year of the agreement.  If Cougar/Electrum spends a minimum of $3,000,000 on the property in the first three years of the Agreement, it can elect to receive a 65% interest in the property.  Cougar/Electrum can also earn an additional 10% by successfully completing, at its expense, a positive bankable feasibility study.

FORWARD-LOOKING STATEMENTS:  This news release contains certain forward-looking statements.  All statements, other than statements of historical fact included herein, including without limitation statements regarding potential mineralization, resources and reserves, and development results, and the future plans and objectives of American International Ventures, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate in actual results of future events, and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from American International Ventures expectations are the general risks associated with exploring for precious metals, including the inability to conclusively establish commercial reserves, the possible downturn of the price of gold, inability to raise additional funds, inability of industry partners to accomplish anticipated efforts and the inability to obtain attractive properties.

FOR FURTHER INFORMATION PLEASE CONTACT:

Myron A. Goldstein, Chairman/CFO

Steven R. Davis, President/CEO

American International Ventures, Inc.

4058 Histead Way

Evergreen, CO 80439

Phone:  303-670-7378

Facsimile:  303-674-4766

www.aivnotc.com

Copyright Market Wire 2006